Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2023.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2023	2022	2023	2022
Product revenues, net	5	14,267	21,321	52,417	55,110
License revenues and royalties	5	226	55,000	351	85,000
Total revenue		14,493	76,321	52,768	140,110

Operating expense
Cost of product sales	7	(366)	(1,295)	(2,275)	(4,090)
Research and development expenses	7	(28,440)	(41,676)	(99,864)	(139,165)
Selling and marketing expenses	7	(13,730)	(16,847)	(43,537)	(52,876)
General and administrative expenses	7	(9,361)	(19,617)	(35,857)	(56,868)
Total operating expense		(51,897)	(79,435)	(181,533)	(252,999)
Loss from operations		(37,404)	(3,114)	(128,765)	(112,889)

Other income (expense)
Financial income	8	3,140	273	7,250	18,597
Financial expense	8	(12,942)	(11,356)	(38,650)	(29,374)
Non-operating expense	8	(687)	(37,122)	(1,143)	(10,805)
Total other expense		(10,489)	(48,205)	(32,543)	(21,582)
Loss before taxes		(47,893)	(51,319)	(161,308)	(134,471)
Income tax benefit		86	711	6,958	2,828
Net loss		(47,807)	(50,608)	(154,350)	(131,643)

Net loss attributable to:
Owners of the parent		(47,807)	(50,608)	(154,350)	(131,643)

Net loss per share, basic and diluted	19	(0.58)	(0.65)	(1.89)	(1.70)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2023	2022	2023	2022
Net Loss		(47,807)	(50,608)	(154,350)	(131,643)

Other comprehensive income (loss)
Items that will not be reclassified to profit and loss
Remeasurement of defined benefit pension liability		—	—	—	3,618
Total items that will not be reclassified to profit and loss		—	—	—	3,618

Items that may be reclassified to profit and loss
Currency translation differences		(293)	(484)	17	(1,025)
Share of other comprehensive income (loss) in joint venture	11	76	—	(624)	—
Total items that may be reclassified to profit and loss		(217)	(484)	(607)	(1,025)
Other comprehensive (loss) income for the period		(217)	(484)	(607)	2,593
Total comprehensive loss for the period		(48,024)	(51,092)	(154,957)	(129,050)

Total comprehensive loss attributable to:
Owners of the parent		(48,024)	(51,092)	(154,957)	(129,050)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	13	310,407	326,441
Accounts receivable, net	5	21,180	72,971
Inventory	9	22,728	18,564
Other current assets		21,283	28,039
Total current assets		375,598	446,015
Non-current assets
Property, plant and equipment		5,260	3,261
Right-of-use assets	12	10,272	6,720
Intangible assets	10	12,358	14,360
Interest in joint venture	11	26,989	31,152
Deferred tax asset		35,400	26,757
Other long-term assets		1,023	903
Total non-current assets		91,302	83,153

Total assets		466,900	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		8,977	12,351
Other current liabilities		53,483	73,035
Lease liabilities, short-term	12	1,417	1,097
Senior secured term loans, short-term	13	14,329	12,474
Total current liabilities		78,206	98,957
Non-current liabilities
Senior secured term loans, long-term	13	97,707	97,240
Warrant obligations	13, 15	96	1,788
Deferred royalty obligation, long-term	17	305,266	212,353
Deferred gain of joint venture	11	23,539	23,539
Lease liabilities, long-term	12	10,076	6,564
Other long-term liabilities	5	6,191	—
Total non-current liabilities		442,875	341,484

Total liabilities		521,081	440,441

Equity attributable to owners of the parent
Share capital		7,312	7,312
Share premium		1,008,088	1,007,452
Treasury shares		(541)	(679)
Other reserves	16	166,334	155,683
Cumulative translation adjustments		(339)	(356)
Accumulated losses		(1,235,035)	(1,080,685)
Total equity attributable to owners of the parent		(54,181)	88,727

Total liabilities and equity		466,900	529,168
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Nine Months Ended September 30, 2023

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2023		7,312	1,007,755	164,175	(557)	(46)	(1,187,228)	(8,589)
Loss for the period		—	—	—	—	—	(47,807)	(47,807)
Translation adjustment		—	—	—	—	(293)	—	(293)
Investment in joint venture	11	—	—	76	—	—	—	76
Total other comprehensive income (loss)		—	—	76	—	(293)	—	(217)
Total comprehensive income (loss) for the period		—	—	76	—	(293)	(47,807)	(48,024)

Issuance of shares, 2022 Employee Stock Purchase Plan	16	—	333	—	16	—	—	349
Share-based compensation expense	16	—	—	2,083	—	—	—	2,083
Total transactions with owners		—	333	2,083	16	—	—	2,432

September 30, 2023		7,312	1,008,088	166,334	(541)	(339)	(1,235,035)	(54,181)

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2023		7,312	1,007,452	155,683	(679)	(356)	(1,080,685)	88,727
Loss for the period		—	—	—	—	—	(154,350)	(154,350)
Translation adjustment		—	—	—	—	17	—	17
Investment in joint venture	11	—	—	(624)	—	—	—	(624)
Total other comprehensive (loss) income		—	—	(624)	—	17	—	(607)
Total comprehensive (loss) income for the period		—	—	(624)	—	17	(154,350)	(154,957)

Vestings of RSUs		—	(111)	—	111	—	—	—
Issuance of shares, 2022 Employee Stock Purchase Plan		—	747	—	27	—	—	774
Share-based compensation expense	16	—	—	11,275	—	—	—	11,275
Total transactions with owners		—	636	11,275	138	—	—	12,049

September 30, 2023		7,312	1,008,088	166,334	(541)	(339)	(1,235,035)	(54,181)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Nine Months Ended September 30, 2022

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346
Loss for the period		—	—	—	—	—	(50,608)	(50,608)
Translation adjustment		—	—	—	—	(484)	—	(484)
Total other comprehensive loss		—	—	—	—	(484)	—	(484)
Total comprehensive loss for the period		—	—	—	—	(484)	(50,608)	(51,092)

Issuance of shares to be held as treasury shares		254	—	—	(254)	—	—	—
Issuance of shares, Deerfield exchange agreement, net of transaction costs	15	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement, net of transaction costs	15	—	6,070	—	60	—	—	6,130
Vestings of RSUs		—	(18)	—	18	—	—	—
Share-based compensation expense	16	—	—	14,565	—	—	—	14,565
Total transactions with owners		254	25,692	14,565	18	—	—	40,529

September 30, 2022		6,699	1,007,510	148,045	(101)	(842)	(1,056,528)	104,783

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2022		6,445	981,827	102,646	(128)	183	(924,885)	166,088
Loss for the period		—	—	—	—	—	(131,643)	(131,643)
Translation adjustment		—	—	—	—	(1,025)	—	(1,025)
Remeasurement of defined benefit pension liability		—	—	3,618	—	—	—	3,618
Total other comprehensive income (loss)		—	—	3,618	—	(1,025)	—	2,593
Total comprehensive income (loss) for the period		—	—	3,618	—	(1,025)	(131,643)	(129,050)

Issuance of shares to be held as treasury shares		254	—	—	(254)	—	—	—
Issuance of shares, Deerfield exchange agreement, net of transaction costs	15	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement, net of transaction costs	15	—	6,070	—	60	—	—	6,130
Vestings of RSUs		—	(27)	—	27	—	—	—
Share-based compensation expense	16	—	—	41,781	—	—	—	41,781
Total transactions with owners		254	25,683	41,781	27	—	—	67,745

September 30, 2022		6,699	1,007,510	148,045	(101)	(842)	(1,056,528)	104,783

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows (in KUSD)

		For the Nine Months Ended September 30,
	Note	2023	2022
Cash used in operating activities
Loss for the period		(154,350)	(131,643)
Adjustments for non-monetary items:
Share-based compensation expense	16	11,275	41,781
Impairments of assets	9	900	2,704
Depreciation of property, plant and equipment		812	768
Amortization of intangible assets	10	155	88
Impairment of intangible assets	10	1,868	—
Depreciation of right-of-use assets	12	1,289	896
Share of results in joint venture	8, 11	3,539	6,549
Deferred income taxes		(8,643)	(7,550)
Change in defined benefit pension liability		—	132
Convertible loans, derivatives, change in fair value	8, 14	—	(25,650)
Warrant obligations, change in fair value	8, 13, 15	(1,692)	(11,961)
Employee stock purchase plan deductions		669	—
Financial expense (income)	8, 13, 14, 17, 18	31,017	10,633
Loss on extinguishment	8, 15	—	42,114
Exchange differences		(124)	(322)
Operating loss before working capital changes		(113,285)	(71,461)
Decrease in accounts receivable, net		51,787	6,936
Increase in inventory		(5,380)	(6,145)
(Increase) decrease in other current assets		(268)	489
Increase in other long-term assets		(320)	—
Decrease in accounts payable		(3,398)	(411)
Increase in income taxes payable		1,685	4,722
(Decrease) increase in other current liabilities		(16,207)	4,681
Increase in other long-term liabilities		6,191	—
Cash used in operating activities		(79,195)	(61,189)

Interest paid	13, 14	(11,815)	(6,924)
Interest received		7,869	309
Interest expense on lease obligations	12	383	144
Payments made under royalty financing transaction	17	(7,611)	(5,656)
Tax refund/(payments)		4,756	(11,381)
Net cash used in operating activities		(85,613)	(84,697)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(2,870)	(473)
Payment for purchase of intangible assets	10	(19)	(1,708)
Refund/(payment) of deposits		200	(210)
Net cash used in investing activities		(2,689)	(2,391)

Cash provided by financing activities
Proceeds from senior secured term loans, net of transaction costs	13	—	114,490
Proceeds from equity issuance, net of transaction costs		—	6,192
Convertible loans exchange	13, 14	—	(118,070)
Proceeds from deferred royalty transaction	17	73,102	—
Principal portion of lease obligation payments	12	(866)	(757)
Net cash provided by financing activities		72,236	1,855
Net decrease in cash and cash equivalents		(16,066)	(85,233)
Exchange losses on cash and cash equivalents		32	(451)
Cash and cash equivalents at beginning of the period		326,441	466,544
Cash and cash equivalents at end of the period		310,407	380,860
Supplemental Non-Cash Investing Information
Issuance of shares, Deerfield exchange agreement		—	19,834
Transaction costs recorded in Accounts payable		—	2,171
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue on November 7, 2023.

Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60.0 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.
As of September 30, 2023, the Group’s cash and cash equivalents amounted to USD 310.4 million (December 31, 2022: USD 326.4 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Nine Months Ended September 30,
	2023	2022
USD / GBP
Closing rate, GBP 1	1.22041	1.11348
Weighted average exchange rate, GBP 1	1.25221	1.18746
Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company which are the same as those contained in the audited consolidated financial statements as of and for the year ended December 31, 2022.

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the use of estimates and judgements other than those described in note 3, "Significant accounting policies."

3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2022 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
Product Revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL, which was approved by the FDA on April 23, 2021 and launched shortly thereafter. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net (“GTN”) sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

On November 15, 2021, the Infrastructure Investment and Jobs Act was enacted, which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. The Centers for Medicare & Medicaid Services (the “CMS”) finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023.

The Company has accounted for this annual refund (“discarded drug rebate”) as a GTN sales adjustment beginning in the first quarter of 2023. The discarded drug rebate will involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience with discarded volumes and processing time lags.

The Company uses information from external sources to identify the Company’s discarded volumes and estimate the discarded drug rebate. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates for the discarded drug rebate are being assessed each period and adjusted as required to revise information or actual experience.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2022. In relation to the royalty purchase agreement with entities managed by Healthcare Royalty Management, LLC ("HCR"), the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate ("EIR") on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 17, “Deferred royalty obligation” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 13, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of September 30, 2023 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 1,124 and (KUSD 1,124). There have been no other material changes in financial risk management since December 31, 2022.
4.2Fair value estimation
As of September 30, 2023, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable; and
•Trade accounts payable
In the nine months ended September 30, 2023, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated at the end of each reporting period with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 13, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 15, "Deerfield warrants." Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 14, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.

5.Revenue recognition
The table below provides a disaggregation of revenues by type of service and customer location for the three and nine months ended September 30, 2023 and September 30, 2022.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2023	2022	2023	2022
Types of goods and services
Product revenue, net	14,267	21,321	52,417	55,110
License revenues	—	55,000	—	85,000
Royalties	226	—	351	—
Total revenue	14,493	76,321	52,768	140,110

Customer Location
U.S.	14,267	21,321	52,417	55,110
EMEA(1)	226	55,000	351	55,000
Japan	—	—	—	30,000
Total revenue	14,493	76,321	52,768	140,110

(1) Europe, the Middle East and Africa

Product revenue, net
Product revenues, net from sales of ZYNLONTA were KUSD 14,267 and KUSD 52,417 for the three and nine months ended September 30, 2023. Product revenues, net from the sales of ZYNLONTA were KUSD 21,321 and KUSD 55,110 for the three and nine months ended September 30, 2022, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the three and nine months ended September 30, 2023 and September 30, 2022.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2023	2022	2023	2022
Beginning balance	5,734	3,464	3,746	2,590
GTN sales adjustments for current period sales	6,547	3,706	17,946	10,403
GTN sales adjustments for prior period sales	(8)	(253)	(885)	(358)
Credits, payments and reclassifications to Accounts payable	(3,482)	(3,624)	(12,016)	(9,342)
Ending balance as of September 30,	8,791	3,293	8,791	3,293
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of September 30, 2023 and December 31, 2022.

(in KUSD)	As of September 30, 2023	As of December 31, 2022
Accounts receivable, net	2,008	2,151
Other current and non-current liabilities	6,783	1,595
	8,791	3,746

License revenues and royalties
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, of which USD 50 million in license revenue was recognized in December 2022 upon approval of a Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL and received in the first quarter of 2023. The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. The Company recognized KUSD 226 and KUSD 351 of revenue attributable to royalties in the Sobi licensed territories during the three and nine months ended September 30, 2023, respectively.
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.

7.Operating expense
The following table provides the unaudited condensed consolidated interim statement of operations classification of the Company's total operating expense:

(in KUSD)	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cost of product sales	366	1,295	2,275	4,090

R&D
External costs (1)	17,365	24,363	56,966	83,706
Employee expenses (2)	11,075	17,313	42,898	55,459
R&D expense	28,440	41,676	99,864	139,165

S&M
External costs (1)	8,035	8,236	23,724	26,406
Employee expenses (2)	5,695	8,611	19,813	26,470
S&M expense	13,730	16,847	43,537	52,876

G&A
External costs (1)	3,907	5,020	13,326	18,539
Employee expenses (2)	5,454	14,597	22,531	38,329
G&A expense	9,361	19,617	35,857	56,868
Total operating expense	51,897	79,435	181,533	252,999
(1) Includes depreciation expense
(2) Includes share-based compensation expense

The decrease in Cost of product sales for the three and nine months ended September 30, 2023, was primarily driven by lower impairment charges related to the manufacturing of batches that did not meet the Company's specifications.

R&D external costs decreased for the three and nine months ended September 30, 2023 as a result of the completion of the Phase 2 study in 2022 for camidanlumab tesirine (Cami) and our decision to pause the program while we evaluated FDA feedback. The Company continues to assess a potential regulatory pathway and seek a partner to continue developing this program. The Company also had higher cost sharing with our partners, lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7, as well as lower professional fees related to ZYNLONTA, partially offset by higher clinical trial expenses for LOTIS 5 and LOTIS 9. In ADCT-212, the Company incurred lower manufacturing expenses related to IND-enabling work. The decrease in external costs for ADCT-901 was partially offset by an increase in clinical trial costs and expenses related to the Company's preclinical product candidates and research pipeline. Employee expense decreased for the three and nine months ended September 30, 2023 primarily due to lower share-based compensation expense driven by fluctuations in our share price, voluntary terminations as well as the workforce reduction announced and put into effect during the second quarter of 2023.

The decrease in S&M expenses for the three months ended September 30, 2023 was primarily due to lower share-based compensation expense due to the fluctuations in the Company's share price and voluntary terminations as well as lower wages and benefits. The decrease in S&M expenses for the nine months ended September 30, 2023 was primarily due to lower share-based compensation expense due to the fluctuations in the Company's share price, voluntary terminations and the commercial re-alignment announced and put into effect during the second quarter of 2023, as well as lower spend on marketing, analytics and expenses, including those expenses in the European Union relating to the commercial launch of ZYNLONTA.

The decrease in G&A expenses for the three months ended September 30, 2023 was attributable to lower share-based compensation expense due to fluctuations in the Company's share price and voluntary terminations as well as lower wages and benefits. The decrease in G&A expenses for the nine months ended September 30, 2023 was also attributable to lower share-based compensation expense due to fluctuations in the Company's share price, award forfeitures in connection with the transition of a board member, voluntary terminations and the workforce reduction announced and put into effect during the second quarter of 2023 as well as lower external costs related to insurance and IT and lower professional fees primarily associated with the license agreement entered into with MTPC recognized during the nine months ended September 30, 2022.

8.Other income (expense)

The components of financial income for the three and nine months ended September 30, 2023 and September 30, 2022 are as follows:

		Three months ended September 30,		Nine months ended September 30,
(in KUSD)	Note	2023	2022	2023	2022
Interest income		2,703	273	7,250	309
Cumulative catch-up adjustment, deferred royalty obligation	17	437	—	—	18,288
Financial income		3,140	273	7,250	18,597

The components of financial expense for the three and nine months ended September 30, 2023 and September 30, 2022 are as follows:

		Three months ended September 30,		Nine months ended September 30,
(in KUSD)	Note	2023	2022	2023	2022
Cumulative catch-up adjustment, deferred royalty obligation	17	—	2,175	4,851	2,255
Deferred royalty obligation interest expense	17	8,087	5,669	19,662	17,356
Effective interest expense on senior secured term loan facility	13	4,728	1,933	13,748	1,933
Effective interest expense on convertible loans	14	—	1,536	—	7,684
Interest expense on leasing and other	12	127	43	389	146
Financial expense		12,942	11,356	38,650	29,374

The components of non-operating expense for the three and nine months ended September 30, 2023 and September 30, 2022 are as follows:

		Three months ended September 30,		Nine months ended September 30,
(in KUSD)	Note	2023	2022	2023	2022
Convertible loans, derivatives, change in fair value (expense) income	14	—	(4,660)	—	25,650
Loss on debt extinguishment	14	—	(42,114)	—	(42,114)
Deerfield warrant obligation, change in fair value income	15	140	9,418	776	9,418
Senior secured term loan facility, warrants, transaction costs	13	—	(245)	—	(245)
Senior secured term loan facility, warrants, change in fair value income	13	299	2,543	916	2,543
Share of results with joint venture	11	(1,409)	(2,130)	(3,539)	(6,549)
Exchange differences gain (loss)		39	(56)	5	248
R&D tax credit		244	122	699	244
Non-operating expense		(687)	(37,122)	(1,143)	(10,805)

Convertible loans, derivatives, change in fair value (expense) income
Changes in derivative fair values are explained in note 14, “Convertible loans.” Pursuant to the Facility Agreement with Deerfield, the Company drew down the Deerfield First Tranche of the convertible loans amounting to USD 65.0 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the Deerfield Second Tranche of convertible loans amounting to USD 50.0 million on May 17, 2021. On August 15, 2022, pursuant to the exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants."
Senior secured term loan facility, warrants, change in fair value income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the warrant obligation are explained in note 13, "Senior secured term loan facility and warrants."
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s comprehensive loss. See note 11, “Interest in joint venture.”
Exchange differences gain (loss)
The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 20% of eligible expenditures for the second and third quarters of 2023 and represent 13% of eligible expenditures for the three months ended March 31, 2023. The grants represent 13% of eligible expenditures for the three and nine months ended September 30, 2022. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating expense and not as a credit to income tax expense.
9.Inventory
Inventory as of September 30, 2023 and December 31, 2022 consisted of the following:

(in KUSD)	As of September 30, 2023	As of December 31, 2022
Work in process	22,170	18,165
Finished goods	558	399
Total inventory	22,728	18,564

Impairment charges of KUSD nil and KUSD 872 were recognized and charged to cost of product sales in the unaudited condensed consolidated interim statement of operations during the three and nine months ended September 30, 2023, respectively.

For the nine months ended September 30, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The net impact of KUSD nil and KUSD 75 was recorded as an expense to R&D in the Company’s unaudited condensed consolidated interim statement of operation for the three and nine months ended September 30, 2022, respectively. The reversal of previously recorded impairment charges is based on the existence of inventory on hand and estimated demand, as well as expiration dating.
10.Intangible assets
During the nine months ended September 30, 2023, the Company did not capitalize any license fees as intangible assets. During the nine months ended September 30, 2022, the Company capitalized the following milestone payments as intangible assets:

•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and

•    An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.

During the nine months ended September 30, 2023, the Company decided to terminate three programs. Consequently, impairment charges of USD 1.9 million (corresponding to the entire carrying amount of the capitalized licenses) was recognized and charged to R&D expenses in the unaudited condensed consolidated interim statement of operations. No impairment losses were recognized during the nine months ended September 30, 2022. The Company performs an assessment at the end of each period to determine whether there is any indication that an intangible asset may be impaired. The Company identified one indicator of impairment during the nine months ended September 30, 2023. The Company evaluated further and concluded there were no impairments, other than the terminated programs.

The table below provides a rollforward of the Company’s intangible assets as of September 30, 2023 and 2022.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
January 1, 2023	13,680	—	954	1,052	278	15,964
Additions	—	—	—	—	19	19
Disposals	—	—	—	—	(53)	(53)
Exchange differences	—	—	—	—	2	2
September 30, 2023	13,680	—	954	1,052	246	15,932

Accumulated Amortization
January 1, 2023	(1,295)	—	—	(125)	(184)	(1,604)
Amortization charge	—	—	(58)	(57)	(40)	(155)
Impairment charge	(1,868)	—	—	—	—	(1,868)
Disposals	—	—	—	—	53	53
September 30, 2023	(3,163)	—	(58)	(182)	(171)	(3,574)

Net book amount as of September 30, 2023	10,517	—	896	870	75	12,358

Cost
January 1, 2022	12,985	631	—	1,052	176	14,844
Additions	695	323	—	—	97	1,115
Exchange differences	—	—	—	—	(17)	(17)
September 30, 2022	13,680	954	—	1,052	256	15,942

Accumulated Amortization
January 1, 2022	(1,069)	—	—	(50)	(143)	(1,262)
Amortization charge	—	—	—	(56)	(32)	(88)
Exchange differences	—		—	—	6	6
September 30, 2022	(1,069)	—	—	(106)	(169)	(1,344)

Net book amount as of September 30, 2022	12,611	954	—	946	87	14,598

11.Interest in joint venture
The Company is invested in a joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), to develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901, in greater China and Singapore. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of September 30, 2023 and 2022, respectively.

(in KUSD)
Interest in joint venture
January 1, 2023	31,152
Share of comprehensive loss in joint venture	(4,163)
September 30, 2023	26,989

January 1, 2022	41,236
Share of comprehensive loss in joint venture	(6,549)
September 30, 2022	34,687
As of September 30, 2023, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2022. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described above, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	September 30, 2023	December 31, 2022
Cash and cash equivalents	9,238	19,261
Prepaid and other current assets	364	2
Intangible assets	49,249	49,249
Total liabilities	(3,553)	(3,062)
Net assets	55,298	65,450

Summarized Statement of Comprehensive Loss	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Loss from operations	2,750	4,950	8,278	14,317
Other expense (income)	126	(604)	(1,057)	(1,308)
Other comprehensive loss (income)	(157)	—	1,274	—
Total comprehensive loss	2,719	4,346	8,495	13,009

20

12.Leases
The table below provides a rollforward of the Company's right-of-use assets as of September 30, 2023 and 2022, respectively.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2023	9,311	134	9,445
Additions	4,833	—	4,833
Lease termination	—	(56)	(56)
Modification of lease terms	(948)	—	(948)
Exchange difference	(23)	—	(23)
September 30, 2023	13,173	78	13,251

Accumulated depreciation
January 1, 2023	(2,642)	(83)	(2,725)
Depreciation charge	(1,265)	(24)	(1,289)
Lease termination	—	34	34
Modification of lease terms	997	—	997
Exchange difference	4	—	4
September 30, 2023	(2,906)	(73)	(2,979)

Net book amount as of September 30, 2023	10,267	5	10,272

Cost
January 1, 2022	9,005	134	9,139
Additions	1,234	—	1,234
Exchange difference	(911)	—	(911)
September 30, 2022	9,328	134	9,462

Accumulated depreciation
January 1, 2022	(1,925)	(50)	(1,975)
Depreciation charge	(871)	(25)	(896)
Exchange difference	117	—	117
September 30, 2022	(2,679)	(75)	(2,754)

Net book amount as of September 30, 2022	6,649	59	6,708

On September 1, 2023, the Company modified the terms of its existing lease for its office in Switzerland. The existing lease contract was originally scheduled to expire on June 15, 2024 and has been cancelled and replaced by the new lease. The new lease also includes a reduction in the amount of office space being occupied. The modified lease commenced on September 1, 2023 and expires November 30, 2028, and includes a renewal option for five additional years through November 2033. The Company is reasonably certain it will exercise the extension option and therefore has accounted for the modified lease as a ten-year lease term. Total rent payments through November 30, 2033 are USD 1.5 million.

On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commenced on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term. Total rent payments including service charges through January 27, 2031 are USD 7.6 million.
Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2023	2022	2023	2022
R&D expenses	388	228	1,111	711
G&A expenses	55	62	178	185
	443	290	1,289	896

The table below provides a rollforward of the Company's lease liabilities as of September 30, 2023 and 2022, respectively.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2023	7,607	54	7,661
Additions	4,833	—	4,833
Modification of lease terms	3	—	3
Cash outflow (including interest)	(1,222)	(27)	(1,249)
Interest	382	1	383
Exchange difference	(115)	(23)	(138)
September 30, 2023	11,488	5	11,493

January 1, 2022	7,898	125	8,023
Additions	1,234	—	1,234
Cash outflow (including interest)	(901)	—	(901)
Interest	144	—	144
Exchange difference	(978)	(65)	(1,043)
September 30, 2022	7,397	60	7,457

September 30, 2023
Lease liabilities (short-term)	1,412	5	1,417
Lease liabilities (long-term)	10,076	—	10,076
Total lease liabilities	11,488	5	11,493

September 30, 2022
Lease liabilities (short-term)	801	34	835
Lease liabilities (long-term)	6,596	26	6,622
Total lease liabilities	7,397	60	7,457

13.Senior secured term loan facility and warrants
Oak Tree and Owl Rock Warrant Obligations

During the three and nine months ended September 30, 2023, the Company recognized income of KUSD 299 and KUSD 916, respectively, as a result of changes in the fair value of the warrant obligations. During the three and nine months ended September 30, 2022, the Company recognized income of KUSD 2,543 as a result of changes in the fair value of the warrant obligations. The fair value of the warrant obligations as of September 30, 2023 and December 31, 2022 was KUSD 79 and KUSD 995, respectively. The decreases in fair value of the warrant obligation from December 31, 2022 to September 30, 2023 and from August 15, 2022 to September 30, 2022 was primarily due to the decrease in the fair value of the underlying shares during those periods. These changes were recorded directly to Non-operating expense in the unaudited condensed consolidated interim statement of operations. See note 8, "Other income (expense)" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of September 30, 2023 and December 31, 2022 were as follows:

	As of	As of
	September 30, 2023	December 31, 2022
Exercise price in USD	8.30	8.30
Share price in USD	0.90	3.84
Risk-free interest rate	4.7%	4.0%
Expected volatility	80.8%	80.0%
Expected term (months)	46.5 months	55.5 months
Dividend yield	—	—
Black-Scholes value in USD	0.15	1.89

Senior Secured Term Loan

For the three and nine months ended September 30, 2023, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 4,728 and KUSD 13,748, respectively, and for the three and nine months ended September 30, 2022, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 1,933 which was recorded in Financial expense in the unaudited condensed consolidated interim statement of operations. The EIR at September 30, 2023 was 16.93%. The carrying value of the senior secured term loan was USD 112.0 million as of September 30, 2023, of which USD 14.3 million and USD 97.7 million represented the short-term and long-term portion of the liability, respectively.
Pursuant to this Loan Agreement, the Company is subject to a covenant that requires it to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents that are included on the unaudited condensed consolidated interim balance sheet plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice. As of September 30, 2023, the Company was in compliance with this covenant.
14.Convertible loans
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65.0 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50.0 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost on a quarterly basis.

The following table summarizes the changes in fair value (expense) income of the embedded conversion option derivatives during the three and nine months September 30, 2022:

	Three months ended September 30,	Nine months ended September 30,
(in KUSD)	2022	2022
Deerfield First Tranche (1)	(2,822)	15,556
Deerfield Second Tranche - after FDA approval (1)	(1,838)	10,094
Total	(4,660)	25,650
(1) The fair value (expense) income recognized during the three and nine months ended September 30, 2022 represents the changes in fair value up until the point of exchange on August 15, 2022.

The increases (decreases) in fair value of the embedded derivatives are primarily due to increases (decreases) in the fair value of the underlying shares during the three and nine months ended September 30, 2022. These amounts were charged directly to the unaudited condensed consolidated interim statements of operations. See note 8, “Other income (expense)” for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of August 15, 2022 was as follows:

Deerfield First Tranche

As of
August 15, 2022
Exercise price at 130% of the IPO price of 19.00, in USD	24.70
Forced conversion price, in USD	67.93
Share price in USD	10.33
Risk-free interest rate	3.2%
Expected volatility	85%
Expected term (months)	32.5
Dividend yield	—
Recovery rate	5%
Implied bond yield	12.0%

Deerfield Second Tranche

As of
August 15, 2022
Exercise price in USD	28.07
Forced conversion price, in USD	77.19
Share price in USD	10.33
Risk-free interest rate	3.2%
Expected volatility	85%
Expected term (months)	32.5
Dividend yield	—
Recovery rate	5%
Implied bond yield	12.0%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the three and nine months ended September 30, 2022:

	Three months ended September 30,	Nine months ended September 30,
(in KUSD)	2022	2022
Deerfield First Tranche	1,132	5,664
Deerfield Second Tranche	404	2,020
Total	1,536	7,684

15.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation will be remeasured to fair value at the end of each reporting period.

During the three and nine months ended September 30, 2023, the Company recognized income of KUSD 140 and KUSD 776, respectively, as a result of changes in the fair value of the warrant obligation. During the three and nine months ended September 30, 2022, the Company recognized income of KUSD 9,418 as a result of changes in the fair value of the warrant valuation. The fair value of the warrant obligation as of September 30, 2023 and December 31, 2022 was KUSD 17 and KUSD 793, respectively. The decrease in fair value of the warrant obligation from December 31, 2022 to September 30, 2023 and from August 15, 2022 to September 30, 2022 was primarily due to the decrease in the fair value of the underlying shares during those periods. These amounts were recorded to Non-operating expense in the unaudited condensed consolidated interim statement of operations. See note 8, "Other income (expense)" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of September 30, 2023 and December 31, 2022 were as follows:

	As of	As of
	September 30, 2023	December 31, 2022
Exercise price in USD	24.70 and 28.07	24.70 and 28.07
Share price in USD	0.90	3.84
Risk-free interest rate	5.2%	4.3%
Expected volatility	92.1%	70.0%
Expected term (months)	19.7 months	28.7 months
Dividend yield	—	—
Black-Scholes value in USD	0.004 and 0.003	0.20 and 0.16

16.Share-based compensation
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 17,741,355 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited). As of September 30, 2023, the Company had 3,388,272 common shares available for the future issuance of share-based equity awards. On March 22, 2023, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 2,026,341 share options and 538,175 RSUs. As of September 30, 2023, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.
As of September 30, 2023, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 156,094. The amount of expense for all awards recognized for services received during the three and nine months ended September 30, 2023 were KUSD 2,005 and KUSD 10,992, respectively, and for the three and nine months ended September 30, 2022 were KUSD 14,565 and KUSD 42,293, respectively. An amount of KUSD 512 was withheld for tax charges during the three months ended March 31, 2022.

Equity Exchange Program

On March 6, 2023, the Company commenced a tender offer with employees to exchange some or all of their eligible stock options based on a pre-determined exchange ratio for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market conditions. The Exchange Offer expired on April 3, 2023 and new options were granted on April 4, 2023. Employees holding stock options to purchase 2.2 million common shares, with exercise prices ranging from USD 8.12 per share to USD 48.77 per share, participated in the Exchange Offer, and 0.9 million new options were granted based on the exchange ratios set forth in the Exchange Offer. The new options have an exercise price of USD 2.06 per share, which is equal to the closing price of the Company’s common shares as reported on the NYSE on April 4, 2023. The new options include additional vesting conditions. Any previously held options that were vested at the time of exchange will fully vest on April 4, 2024. With respect to any options held that were unvested at the time of grant, a portion of the new options will vest on the first anniversary date with additional portions vesting monthly thereafter until the new options are fully vested five years after the original grant date.

Under IFRS 2, the incremental compensation expense of a modified award is measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement. The Company utilized a binomial valuation model and determined there was no incremental share-based compensation expense associated with the new options granted under this Exchange Offer. The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options.
Share Options

Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the

Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2023 was KUSD 1,277 and KUSD 5,343, respectively, and for the three and nine months ended September 30, 2022 were KUSD 8,193 and KUSD 27,158, respectively.
The following table summarizes the share option awards outstanding as of September 30, 2023:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2022	18.30	10,755,494	8.46
Granted	2.39	3,436,141	8.57
Option Exchange - Granted	2.06	898,585	8.57
Forfeited	13.29	(2,110,729)	N/A
Option Exchange - Forfeited	22.55	(2,197,458)	N/A
September 30, 2023	11.58	10,782,033	8.08
Awards outstanding as of September 30, 2023 and December 31, 2022, expire through 2033 and 2032, respectively. The options granted during 2023 include the Company’s annual equity award discussed above. The grant-date fair value of the options relating to the annual equity awards was USD 1.41 per share. As of September 30, 2023, 3,789,960 awards are vested and exercisable out of the total outstanding awards of 10,782,033 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 23.19 and 6.49 years, respectively.
The fair values of the options granted under the Equity Incentive Plan 2019 were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted under the Equity Incentive Plan 2019 during the three and nine months ended September 30, 2023 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Share price, in USD	0.82 - 1.51	4.83 - 8.54	0.82 - 5.45	4.83 - 19.69
Strike price, in USD	0.82 - 1.51	4.83 - 8.54	0.82 - 5.45	4.83 - 19.69
Expected volatility, in %	80%	70% to 80%	75% to 80%	70% to 80%
Award life, in years	6.08	6.08	6.08	6.08
Expected dividends	—	—	—	—
Risk-free interest rate, in %	4.11% - 4.62%	2.61% - 3.77%	3.39% - 4.62%	1.46% - 3.77%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. Beginning in the third quarter of 2023, the Company's expected volatility is no longer determined by values observed among other comparable companies. The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

The fair value of the new options granted under the Equity Exchange program was estimated at the date of grant using a binomial model with the following assumptions: Share price of USD 2.06, expected volatility of 77% - 79%, expected risk-free interest rate of 3.29% - 3.31%, expected dividends of 0% and expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. The Company used an independent valuation firm to assist in calculating the fair value of the new award grants per participant.

RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2023 was KUSD 728 and KUSD 5,649, respectively, and for the three and nine months ended September 30, 2022 were KUSD 6,372 and KUSD 15,135, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2022	1,585,877	13.26
Granted	979,680	2.13
Vested	(1,323,841)	10.15
Forfeited	(259,258)	8.10
September 30, 2023	982,458	8.27
The RSUs granted during 2023 include the annual equity award on March 22, 2023 discussed above which had a grant date fair value of USD 1.99.
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Nine months ended
(in KUSD)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Equity Incentive Plan 2019 - Share Options	1,277	8,193	5,343	27,158
Equity Incentive Plan 2019 - RSUs	728	6,372	5,649	15,135
ESPP Expense	78	—	283	—
Tax and social charge deductions - Incentive Plan 2019	—	—	—	(512)
Total	2,083	14,565	11,275	41,781

17.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million of which the Company received gross proceeds of USD 225.0 million during 2021 and received an additional USD 75.0 million in June 2023 upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country.
The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)
January 1, 2022	225,477
Less: royalty payments	10,998
Plus: interest expense	23,200
Less: cumulative catch-up adjustment, Financial income	15,402
December 31, 2022	222,277
Plus: Additional proceeds from the sale of future royalties	75,000
Less: Transaction costs	1,898
Less: royalty payments	7,611
Plus: interest expense	19,662
Plus: cumulative catch-up adjustment, Financial expense	4,851
September 30, 2023	312,281
The Company recorded a liability relating to the initial gross proceeds received less transaction costs in August 2021 and increased the liability in June 2023 for the eligible amount received upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country less transaction costs. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Based on the Company's 2023 updated development plans, and the transaction costs related to the eligible amount received in June 2023, the Company updated the valuation model during the second quarter of 2023. In addition, the Company reflected in the model the actual sales results for the third quarter of 2023. These updates resulted in a cumulative catch-up adjustment of USD 4.9 million recorded as Financial expense within the unaudited condensed consolidated interim statement of operations for the nine months ended September 30, 2023. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.

18.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Company has identified the following related parties and related transactions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”). As a result, ATH is considered a related party.
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company to related parties
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three and nine months ended September 30, 2023, the Company incurred KUSD 642 and KUSD 2,952, respectively, of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations (three and nine months ended September 30, 2022: KUSD 818 and KUSD 2,014, respectively).
Related party balances
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 2,123 and KUSD 805 as of September 30, 2023 and December 31, 2022, respectively. There was KUSD 20 in trade accounts payable with related parties as of December 31, 2022. There were no trade accounts payable with related parties as of September 30, 2023.
Key management compensation
The compensation of key management is shown below:

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2023	2022	2023	2022
Salaries and other short-term employee costs	2,381	2,177	8,599	6,383
Pension costs	17	47	248	251
Share-based compensation expense	1,823	8,011	8,535	20,460
Other compensation	32	7	103	25
Total	4,253	10,242	17,485	27,119

19.Loss per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(in KUSD, except per share amounts)	2023	2022	2023	2022
Loss attributable to owners	(47,807)	(50,608)	(154,350)	(131,643)
Weighted average number of shares outstanding	82,256,847	78,372,680	81,516,563	77,374,388
Basic and diluted loss per share	(0.58)	(0.65)	(1.89)	(1.70)
For the three and nine months ended September 30, 2023, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, 2022 ESPP and the Company’s warrant agreements, as the effect of including those shares would be anti-dilutive. For the three and nine months ended September 30, 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the Company's warrant obligations as the effect of including those shares would be anti-dilutive. See note 16, “Share-based compensation expense,” note 13, “Senior secured term loan facility and warrants,” note 15, “Deerfield warrants” and note 14, “Convertible loans” for further information.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	As of September 30,
	2023	2022
Equity Incentive Plan 2019 - Share Options	10,782,033	8,625,415
Equity Incentive Plan 2019 - RSUs	982,458	1,731,530
Outstanding warrants	4,940,135	832,404
	16,704,626	11,189,349
20.Events after the reporting date

The Company has evaluated its subsequent events through November 7, 2023, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the unaudited condensed consolidated interim financial statements.